

October 22, 2010

Mr. James Russell Reger
Chief Executive Officer
Voyager Oil & Gas, Inc.
2812 1st Avenue North, Suite 506
Billings, Montana 59101

> **Re:** **Voyager Oil & Gas, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed October 4, 2010**
> **File No. 333-166402**

Dear Mr. Reger:

We have reviewed your response letter dated October 4, 2010, and your amended filing, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-3

General

1. Where comments on a section also relate to disclosure in another section or document, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the marked version of the filing where the responsive disclosure can be found.

2. When you provide support for a statistical claim or estimate that appears in your disclosure, state in your response letter precisely where in the supporting materials the support may be found. Also explain in necessary detail how the supporting documentation you provide

supports the claim or estimate. Otherwise, please revise to remove any unsubstantiated claim which has been the subject of staff comment.

3. We note your response to comment 1 from our letter to you dated August 20, 2010. As oil and gas producing activities appear to be material to your business operations or financial position, please provide the disclosure required by Subpart 1200 of Regulation S-K. We re-issue the comment.

Selling Stockholders, page 11

4. We re-issue prior comment 4 from our letter to you dated August 20, 2010.

5. We re-issue prior comment 13 from our letter to you dated July 14, 2010. For example, please identify the natural person(s) with voting or investment control with respect to JDK Investments Inc. and Total Depth Foundation.

Description of Securities, page 18

6. We note your disclosure at page 18 that following the effective date of the Plains Energy merger, Voyager had 43,053,632 shares of common stock issued and outstanding. Please update this number as of the most recent date practicable. Also provide at an appropriate place and in tabular form the beneficial ownership of your officers, directors, and five percent stockholders.

Our Business, page 22

7. We note your response to comment 2 of our letter dated August 20, 2010. Appendix A to your response letter is a geological report prepared by Stephan H. Nordeng and Lynn D. Helms of the North Dakota Geological Survey and Department of Mineral Resources entitled "Bakken Source System: Three Forks Formation Assessment," April, 2010. In the executive summary, the authors state that "[a]lmost 20 billion barrels of oil appear to be in place within the Three Forks portion of the Bakken pool of which close to 2 billion bbls are expected to be produced." Unless the 20 billion barrels of oil in place is on your property and your management will certify as to the accuracy of this estimate, please remove from your filing references to those volumes as well as all references to the 2 billion barrels of estimated production.

8. Provide us with independent supplemental support for your statement at page 23 that "chances of the same size and scope well 'hitting' all around the discovery are very high," or revise the statement accordingly.

9. You indicate at page 24 that the "land teams Voyager utilizes are not full time employees but private contractors." You then suggest that "the land team consists of land professionals that have been trained in land acquisition over the last 10 years by J.R. Reger." Confirm

that each member of the referenced land team, despite not being an employee, was trained by Mr. Reger during the entire ten year period, or revise to clarify as necessary.

10. Tell us more specifically how the study in Appendix A supports the following statement in the Form S-3 at page 25: "We believe the Three Forks has the potential to double the estimated ultimate recovery of oil under our targeted interests." Similarly, explain how the study supports the statement that "this translates into a potential doubling of our net well interest and reserves." Please revise to eliminate these statements or provide us with more information to substantiate your claims in that regard.

11. We note your claim at page 25 that "[m]anagement believes that wells in the Tiger Ridge gas field can produce up to 1+ BCF." Please clarify, if true, that you mean that in the aggregate wells in the Tiger Ridge gas field can produce up to 1+ BCF per well. We are unable to find substantiation for your claim with the binder of supplemental information you sent us with your letter dated July 26, 2010. In tab 5 of the binder, the table at page 16-52 indicates that in the Tiger Ridge field there were 600 wells in production in 2009, producing an aggregate of 8,510,003 MCF. That would mean that each well produced on average 14,183 MCF. In this context, your claim appears to be overly speculative. If you cannot provide us with clearer support, please delete the statement.

Legal Proceedings, page 29

12. We note your disclosure concerning the derivative action against Northern Oil & Gas, Inc. Please provide us with a copy of the complaint and a brief summary of any pertinent pleadings. Discuss briefly in your letter of response any material affiliations between you and Northern Oil & Gas, or among any of the companies' officers and directors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Adequacy of Capital Resources, page 40

13. Provide current and updated disclosure in this section and elsewhere as appropriate and as previously discussed. For example, you indicate only that you have sufficient capital for your "drilling commitments and expected general and administrative expenses through 2010, assuming…." You also refer to the possible need to "access the capital markets at some point in 2010," which has fewer than 75 days remaining.

<u>Financial Statements – Plains Energy Investments, Inc., page F-19</u>

<u>Note 2. Significant Accounting Policies, page F-24</u>

<u>Full Cost Method, page F-26</u>

14. Please expand your disclosure to describe your policy for determining depletion prior to the establishment of proved reserves.

<u>Unaudited Pro Forma Condensed Consolidated Combined Financial Statements, page F-56</u>

<u>Note 1. Basis of Presentation, page F-60</u>

15. We note your response to comment 12 in our letter dated August 20, 2010 indicates that Plains Energy Investments is the accounting acquirer in your merger transaction. As the historical financial statements of Plains Energy Investments are now those of the legal registrant, it remains unclear to us why you have presented the fair value of assets and liabilities acquired related to Plains Energy Investments. Please remove this presentation or tell us upon which disclosure rule you are relying to include this information in your document.

<u>Exhibits</u>

16. In a manner which would be consistent with your undertaking to provide expanded narrative disclosure, please file with your Form S-3, or expand your exhibit index to incorporate by reference, each of the exhibits which Form S-1 would require you to file.

17. When incorporating previously filed exhibits by reference, be sure to precisely identify when and with what filing the exhibit was previously filed.

<u>Form 10-Q for Quarterly Period Ended June 30, 2010</u>

<u>Unaudited Condensed Consolidated Statements of Cash Flows, page 3</u>

18. We note your response to comment 14 in our letter dated August 20, 2010. As you have made revisions to previously issued financial statements, please demonstrate to us how you have complied, or how you intend to comply with the requirements of ASC 250-10 regarding the correction of an error in previously issued financial statements. If you believe the effects of the error are not material to your financial statements taken as a whole, please provide a quantitative and qualitative materiality analysis to support your position.   Please also tell us what consideration you have given to filing an Item 4.02 Form 8-K related to this error.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Thomas F. Steichen, Esq.
        Fredrikson & Byron, P.A.
        Facsimile No. (612) 492-7077